SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 001-31747

CUSIP Number: 913821 30 2

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: For Period Ended:         December 31, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________________

PART I

REGISTRATION INFORMATION

Full Name of Registrant:           Universal Security Instruments, Inc.

Former Name if Applicable:             N/A

Address of Principal Executive Office (Street and Number):         11407 Cronhill Drive, Suite A

City, State and Zip Code:           Owings Mills, Maryland 21117

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant owns a 50% interest in a Hong Kong Joint Venture operating in the Peoples Republic of China (“Joint Venture”), and financial results of the Joint Venture must be reflected in the Registrant’s Quarterly Report on Form 10-Q. The preparation of the Joint Venture’s financial results has not been completed.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Harvey B. Grossblatt	(410)	363-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Universal Security Instruments, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2017	By:	/s/ Harvey B. Grossblatt
Harvey B. Grossblatt
President

UNIVERSAL SECURITY INSTRUMENTS, INC.

FORM 12b-25

QUARTERLY REPORT ON FORM 10-Q

FOR THE QUARTER ENDED DECEMBER 31, 2016

ATTACHMENT FOR PART IV, ITEM (3)

The Registrant anticipates net sales for the fiscal quarter ended December 31, 2016 of $3,177,632, as compared to net sales of $4,112,908 for the fiscal quarter ended December 31, 2015, a 22.7% decrease.  Included in the prior year’s comparable quarter were sales of approximately $900,000 to a large customer to which the Registrant had sales of only approximately $500,000 in the fiscal quarter ended December 31, 2016.   This customer placed orders for an additional approximately $660,000 in the fiscal quarter ended December 31, 2016, however delivery of these orders will not be completed until the Company’s fourth fiscal quarter ending March 31, 2017.

Inasmuch as the Registrant is still waiting for the financial results of its Hong Kong Joint Venture before the Registrant is able to finalize its financial statements, at this time the Registrant is unable to definitively quantify its full results of operations.